Exhibit 99.1

Core AI and Allianca Group Form Strategic Joint Venture

Partnership combines Core AI’s AI-native expertise with Allianca’s proven turnkey delivery model to capture next-generation AI infrastructure demand

Miami, FL — April 14, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced the formation of a strategic joint venture with Allianca Group Inc. (“Allianca”), an infrastructure advisory and execution firm with a demonstrated track record delivering hyperscale data center capacity at speed and scale.

The joint venture’s objective is to position both organizations at the forefront of one of the most capital-intensive infrastructure build cycles in modern technology history — the global race to deploy AI-ready digital infrastructure capable of supporting high-performance computing and artificial intelligence workloads at enterprise and hyperscale levels.

The partnership seeks to unite two complementary strengths into a single, integrated infrastructure delivery platform. Core AI will contribute its AI-native infrastructure strategy and capital markets expertise. Allianca will contribute what few firms in the market can match: a fully integrated, turnkey delivery model refined across more than 40 years of combined industry experience, a project portfolio history exceeding $6 billion annually, and direct contributions to the delivery of more than 720 MW of mission-critical data center capacity globally.

Together, the joint venture, through the combination of each company’s strengths, is designed to compress development timelines, reduce execution risk, and deliver AI-ready capacity faster than traditional build cycles allow — precisely when the market demands it most.

The joint venture intends to operationalize a fully integrated infrastructure platform spanning the complete development lifecycle: power-aware site selection and strategy, preconstruction planning and program controls, modular deployment methodologies, construction execution, utility coordination, and commissioning. This end-to-end ownership model eliminates the fragmentation that often slows conventional infrastructure development and gives owners and capital partners a single accountable delivery partner from site identification through power-on.

The differentiated approach is designed to directly address the realities of today’s AI infrastructure environment — where energy procurement complexity, supply chain constraints, utility coordination timelines, and construction sequencing are as decisive as capital availability in determining which projects get built and which stall.

“AI is driving one of the largest infrastructure build cycles in modern technology history, and execution capability is now the scarce resource,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “Through this joint venture with Allianca, we are not simply expanding our capabilities — we are creating a differentiated delivery engine. We believe that Allianca’s track record of executing at scale will provide Core AI the opportunity to achieve a meaningful competitive advantage it seeks to capture the infrastructure opportunities this market is creating.”

“Speed and certainty of delivery are the new competitive moats in AI infrastructure,” said John C. Haley, Chief Executive Officer of Allianca Group. “At Allianca, we have spent years building a delivery model that integrates strategy, program controls, modular deployment, and construction execution into a single turnkey solution — because we believe that fragmented delivery is the primary reason AI infrastructure projects fail to meet timelines. This joint venture with Core AI brings together the right partnership at exactly the right moment. We intend to move quickly, execute with discipline, and deliver capacity in markets where demand is materially outpacing supply.”

The joint venture plans to identify and target high-priority AI infrastructure markets where the convergence of power availability, permitting environments, fiber connectivity, and construction readiness creates near-term deployment opportunities. The platform’s modular deployment methodology will be well suited and specifically designed to accelerate time-to-capacity in these markets while maintaining the execution certainty that institutional capital and hyperscale tenants require.

About Allianca Group Inc.

Allianca Group Inc. is an infrastructure advisory and execution firm singularly focused on delivering next-generation data center infrastructure at speed and scale. The firm provides fully integrated, turnkey owner’s representative services across the complete development lifecycle — from site selection and preconstruction planning through program management, construction execution, and commissioning.

Allianca’s differentiated delivery model combines power-aware site strategy, modular deployment methodologies, and disciplined program controls into a single accountable platform — enabling faster, more predictable capacity delivery in an increasingly time-compressed AI-driven market. The Allianca team brings over 40 years of combined industry experience, with a track record supporting hyperscale environments, managing annual project portfolios exceeding $6 billion, and contributing to the delivery of more than 720 MW of mission-critical data center capacity globally.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company also operates an AI-driven mobile game development and publishing business.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the joint venture, expected market opportunities, infrastructure demand, project pipeline, development strategy, execution capabilities, and future updates concerning the joint venture’s activities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2025, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.